

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

John C. Lawrence
President, Director and Principal Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Form 10-K**
> **Filed March 30, 2010**
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Description of Business, page 3

Antimony Division, page 3

1.   You state, "During 2009 and 2008, approximately 40% and 65%, respectively, of our antimony sales were made to one customer." We further note that, in Note 2 – *Concentrations of Credit Risk*, to your financial statements, on page F-7, you state, "During 2009 and 2008, 21% and 31%, respectively, of the Company's revenues generated from zeolite product sales were to two customers. The loss of the Company's "key" customers could adversely affect its business." In view of these disclosures, please tell us what consideration you gave to the disclosure requirements of Item 101(C)(1)(vii)

of Regulation S-K, or tell us why you concluded such disclosure does not apply to your circumstances.

Management's Discussion and Analysis or Plan of Operation, page 10

2.   Please tell us what consideration you gave to the disclosures pertaining to any "off-balance sheet arrangements." Refer to Item 303(a)(4) for additional guidance.

3.   Please tell us what consideration you gave to the disclosures pertaining to your "critical accounting estimates." Refer to FRR 501.14 for additional guidance.

Financial Statements

Notes to Financial Statements, page F-7

Note 7 – Investment in AM, page F-13

4.   You state, "During both 2009 and 2008, $86,956 was paid and capitalized as mineral rights in accordance with the Company's accounting policies." However, we note the total amount of mineral rights capitalized of $193,549, presented in Note 6 to your financial statements, was unchanged from 2008 to 2009 (and was also the same as of December 31, 2007). Please clarify this apparent inconsistency between these disclosures.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Statements of Cash Flows, page 3

5.   You indicate depreciation, for the six months ended June 30, 2010, amounted to $161,268. However, this amount does not mathematically correspond with the combined Antimony and Zeolite Division depreciation amounts you present on your Statements of Operations, which sum to $105,208. Accordingly, please provide us with a reconciliation of these amounts, and ensure that future filings are clarified, if necessary.

Engineering Comments

General

6.   Please correct your commission file number on the cover of your periodic and current filings to read 001-08675.

7.   We note that your website references non-proven or probable reserve information. If you continue to make references on your web site or press releases to reserve measures other

than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the Edgar website at http://www.sec.gov/edgar.shtml.

Please indicate the location of a similar disclaimer in your response.

Description of Properties, page 9

8.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9.   Please disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

10.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610, with questions about engineering comments. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief Accountant